LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

September 10, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

NEW APPOINTMENT TO THE BOARD OF DIRECTORS

Levon Resources Ltd. (the “Company”) is pleased to announce that Victor Chevillon M.Sc., C.P.G has joined the Board of Directors of the Company.

Mr. Chevillon is a consulting exploration geologist with 36 years of exploration experience working with major mining companies within the U.S. including Noranda, Homestake, Placer Dome and Barrick Gold. He held key exploration roles in Placer Dome's (Barrick) Gold Mines, Nevada, conducted a geologic assessment that lead to the Getchell Gold Mine acquisition and an exploration assessment of Bald Mountain Gold Mine, now being realized by Barrick Gold. Mr. Chevillon was involved in the Noranda acquisition at New World, Montana and developed an exploration model at the Blackbird deposit, Idaho.

The Company also announces the appointment of Mimy Fernandez-Maldonado, as Corporate Secretary of the Company.

On Behalf of the Board:

“Ron Tremblay”

_____________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.